Exhibit 21.1
SUBSIDIARIES
Thryv Holdings, Inc., a Delaware corporation, had the U.S. and international subsidiaries shown below as of January 1, 2023. Thryv Holdings, Inc. is not a subsidiary of any other entity.

Name of Subsidiary	Jurisdiction
Thryv Australia Holdings Pty Ltd	Australia
Thryv Australia Pty Ltd	Australia
Australian Local Search Pty Limited	Australia
Life Events Media Pty Limited	Australia
Thryv Canada Ltd	Canada (Toronto)
Thryv, Inc.	Delaware
Thryv International Holding, LLC	Delaware
Thryv Small Business Foundation	Delaware
Thryv Volcano, LLC	Delaware
Thryv Canada Holdings, LLC	Delaware
Vivial Dominicana SRL	Dominican Republic
Thryv International Treasury Limited	Malta
Thryv Becketts Limited	Malta
Thryv Parabolica Limited	Malta
Thryv New Zealand Limited	New Zealand